Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

March 4, 2022

VIA EDGAR

Asaf Barouk, Attorney-Adviser

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Application of Prospect Capital Corporation, et al. (File No. 812-15253)

Dear Mr. Barouk:

On behalf of Prospect Capital Corporation (the “Applicant”), set forth below are the Applicant’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2022, regarding the above-referenced Application for an Order pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 12(d)(3) of the 1940 Act, and Rule 12d3-1 under the 1940 Act, filed on August 5, 2021 (the “Application”). The comments are set forth below and each is followed by the Applicant’s response. Terms used but not defined herein have the meaning ascribed to them in the Application.

1.	Comment: In Footnote 13, please add to the definition of “Affiliate” the phrase “any affiliated person of an Applicant within the meaning of Section of 2(a)(3), of the 1940 Act, affiliated persons of such affiliated persons,” after the first use of the word “Applicant.” Please also delete the phrase “within the meaning of Section of 2(a)(3) of 1940 Act” as it currently exists in Footnote 13.

Response: The Applicants have revised Footnote 13 to reflect the Staff’s comment.

2.	Comment: Please supplementally explain why Cantilever applies to both registered closed-end funds (“RCEFs”) and business development companies (“BDCs”) and why it is appropriate to include registered close-end funds and Future Regulated Funds in the Application.

Response: The Applicants advise the Staff on a supplemental basis that they believe that the policies underlying the relief in Cantilever apply to RCEFs to the same extent as they do to BDCs. Cantilever was originally a privately held RCEF at the time of its application, and stated in its application that within two-and-a-half years it intends to elect to become a BDC in connection with a “public offering”. There was nothing in its application conditioning or limiting the relief to the time period during which Cantilever remained a RCEF and/or privately held. Therefore, under the terms of the relief granted to Cantilever, the relief was meant to apply to both RCEFs and BDCs, as well as to privately held and public investment companies.

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March 4, 2022 Page 2

For purposes of the relief sought, there is no basis for distinction between BDCs and RCEFs, nor between privately held and public investment companies. Read together with Section 60, Section 12(d)(3) applies equally to BDCs and RCEFs, and makes no distinction between privately held and public investment companies. Indeed, there is nothing included in the regulation of RCEFs about permitted investment strategies that would encourage or discourage them from investing in investment advisers any differently than would be the case for BDCs. In addition, while any Applicant that is a BDC may be required to provide managerial assistance to an Investment Manager in which it invests in reliance on the proposed relief, if granted, there is nothing that would prevent RCEFs from offering to provide such assistance and providing such assistance upon acceptance of such an offer. In addition, the filings required to be made by privately held and public investment companies provide for almost identical disclosure. For these reasons, we believe that Cantilever applies to both RCEFs and BDCs, as well as to privately held and public investment companies.

With respect to Future Regulated Funds, we see no basis to distinguish the relief being sought here to the relief granted to Future Regulated Funds in the myriad exemptive orders granted in the co-investment context. Here, as in those other exemptive orders, there should be no opportunity for abuse since the Future Regulated Funds would be subject to the same conditions as the existing funds, and the proposed Conditions would provide the same level of protection as they would for the existing funds. As described on page 3 of the Application, the Future Regulated Funds would operate in fundamentally the same way as the existing funds (investing primarily in private debt, and, if the relief sought is granted, investing in Investment Mangers). It is conceivable, perhaps even likely, that Canitlever did not intend to have any additional BDCs or RCEFs on its platform and thus did not need to request relief in that regard, explaining the absence of this requested relief from its application.

3.	Comment: Please supplementally explain whether the Applicants are the same as Cantilever.

Response: The Applicants advise the Staff on a supplemental basis that for the purposes of the Application, the fund Applicants and any Future Regulated Fund (together, the “Funds”) are fundamentally the same as Cantilever. All of the Funds will operate as non-diversified, closed-end, externally managed companies, just as Cantilever operated. Any differences between the Applicants and Cantilver concerning distinctions between RCEFs and BDCs and privately held and public investment companies are immaterial in terms of the relief sought, as addressed in Comment 2. To the extent that there are other differences between the Funds and Cantilever, these differences support the request for relief here. Cantilever exclusively invested in Investment Managers, whereas the Funds will invest in Investment Managers only as a part of an overall strategy and not as an exclusive asset class.

4.	Comment: Please supplementally discuss how the proposed Conditions would apply to all funds in the fund complex, and how this would be consistent with the three public policy concerns that underlie Section 12(d)(3).

Response: The Applicants advise the Staff on a supplemental basis that they intend to further amend their compliance policies and procedures, so that they are designed to ensure that the proposed Conditions would be met by each of the Funds to the extent they invest in Investment Managers. It is common for investment platforms with multiple funds to have compliance policies and procedures to address such arrangements. The Applicants currently have a compliance structure in place for the multiple funds in the Prospect complex. The Applicants believe those policies and procedures are adequate to address the compliance needs of each of its funds, and once amended they will be adequate to ensure compliance with the requested relief for multiple funds.

March 4, 2022 Page 3

The Funds’ operations under their compliance policies and procedures and in line with the proposed Conditions would be consistent with the three public policy concerns that underlie Section 12(d)(3). The Applicants do not believe that the existence of multiple funds fundamentally alters the dynamic present in Cantilever with respect to these concerns.

First, with respect to the concern related to avoiding entrepreneurial risks, the presence of multiple funds in the fund complex does not create any additional risks other than those addressed in Cantilever. At the time Section 12(d)(3) was enacted, most Investment Managers were in partnership form, but, as “the Commission has noted since 1940 the ownership structure of most securities related issuers has changed…to a corporate form, resulting in the limited liability status of these entities. The Commission has further stated that ‘[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.’”1 Further, each Fund’s shareholders will be informed of any entrepreneurial risk through ongoing or initial disclosure, just as in Cantilever.

Next, with respect to the concern related to eliminating reciprocal practices between investment companies and securities related businesses, the proposed Conditions address the concern regardless of the number of funds in the fund complex. One such proposed Condition prohibits any Investment Manager in which any of the Funds invest from buying, selling or otherwise trading securities issued by the Funds or any of their Affiliates. Another proposed Condition prevents any of the Funds, or their respective Affiliates, from using any Investment Manager or any Affiliate thereof as a broker-dealer for the purchase of any portfolio securities. Because these proposed Conditions apply to Affiliates as well as the Funds, the number of funds in the fund complex does not affect the analysis. As discussed, compliance policies and procedures put in place by the Applicants will be designed to ensure compliance with the proposed Conditions.

Finally, with respect to the concern related to the liquidity of an investment company’s portfolio, each of the Funds by its very nature makes substantially all of its investments in illiquid assets, just as in Cantilever, and the full and complete disclosure provided in offering and periodic reporting documents make this clear. Put simply, investors in the Funds invest for the specific purpose of holding interests in an entity that holds illiquid assets.

5.	Comment: Please supplementally discuss how proposed Conditions 2 and 7 would operate in the context of multiple funds, considering the requested changes made to the definition of “Affiliate” in Footnote 13, and how this would be consistent with the three public policy concerns that underlie Section 12(d)(3), especially the concern related to conflicts of interest and reciprocal practices.

Response: The Applicants respectfully advise the Staff on a supplemental basis that Conditions 2 and 7 would operate, in the context of the multiple funds involved here, consistent with the manner contemplated by the Cantilever order.

With respect to Condition 2, it once again comes down to compliance policies and procedures. With respect to entrepreneurial risk and liquidity concerns, please see our responses in Comment 4, above. With respect to reciprocal practices, the process for causing Investment Managers and their Affiliates to comply with the proposed Condition would be no different with multiple funds then with a single fund; that is each Investment Manager would be apprised of the fund that was investing in it and agree to the requirements of Condition 2 with respect to each investing fund. Again, the compliance policies and procedures for each of the Funds would specifically require that each applicable Investment Manager provide to the Fund’s Chief Compliance Officer (“CCO”) the information necessary for the CCO to ensure compliance with the proposed Condition.

1 In the Matter of Cantilever Capital, LLC and Cantilever Group, LLC (File No. 812-13781), page 7.

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With respect to Condition 7, once again the Applicants believe that their compliance policies and procedures will be adequate to address the quantitative limitations set forth in this proposed Condition. The Funds’ CCOs already monitor quantitative compliance requirements, and could do so effectively with respect to the requirements of this proposed Condition.

With respect to the expansion of the parties identified as Affiliates in Footnote 13, the Applicants do not believe that it should raise concerns. As it relates to the proposed Conditions, this expansion simply means that Fund CCOs will have to request from Investment Managers a broader range of information than would be required under Cantilever. The fact that multiple funds are involved would not affect that process, other than potentially to increase the number of Investment Managers’ close and remote affiliations that would be required to be part of any diligence process. It is worth noting that given that the Applicants have a co-investment order, it may be that the number of Investment Managers in which the Funds invest may not be significantly greater than that in which a single fund would invest.

6.	Comment: Please supplementally discuss how the Applicant will ensure compliance with multiple portfolio affiliates as a result of multiple funds investing in different investment managers.

Response: The Applicants advise the Staff on a supplemental basis that while they recognize that investment by multiple funds in multiple portfolio affiliates could create some level of greater complexity, they note that until they have experience operating under the requested order, it is difficult to predict with certainty how the Applicants’ compliance apparatus will develop to ensure compliance in that regard. The Applicants will, however, put in place specific policies and procedures to ensure compliance with respect to portfolio affiliates. Specifically, the Applicants would revise their compliance policies and procedures, with the review and consent of their non-interested directors, to take into account the need to monitor compliance under the requested order. As the Applicants gain more experience operating under the requested order, if granted, they would from time to time review the development of their compliance policies and procedures to ensure proper adaptation in line with the order as to any additional complexities that may arise.

7.	Comment: Please supplementally discuss how the Applicants will ensure that both advisers and funds and their affiliates will not use material nonpublic information (“MNPI”) from the investment managers they invest in.

Response: The Applicants respectfully advise the Staff on a supplemental basis that they will implement policies and procedures reasonably designed to prevent investment personnel from using MNPI concerning the respective portfolio investments of the Investment Managers. Specifically, to the extent an Applicant knows, or an Applicant’s compliance policies and procedures identify that the Applicant should know, of the portfolio companies in which Investment Managers are putting their clients, they would be required to place those companies on a restricted list, preventing an Applicant from effecting investments in them, absent clearance from the Fund’s respective CCO.

8.	Comment: In Condition 1, please replace the phrase “the Companies’ investments” with “a Company’s investment.”

Response: The Applicants have revised Condition 1 to reflect the Staff’s comment.

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9.	Comment: Please supplementally discuss why the changes made from the Cantilever application to Condition 5 are not material.

Response: The Applicants have revised Condition 5 so that it reflects Cantilever’s application.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lea Schild at (202) 383-0310.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Joseph Toner, Acting Branch Chief
Russell Wininger, Esq., Prospect Capital Management, L.P.
Lea Schild, Esq., Eversheds Sutherland (US) LLP